

January 27, 2022


Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549


To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Clockwise Capital
Innovation ETF, a seris of Capitol Series Trust under the Exchange Act of 1934.


Sincerely,

